Contact

www.linkedin.com/in/zander-geronimos-60055b41 (LinkedIn)

Top Skills

PowerPoint
Microsoft Excel
Microsoft Office

Languages

English (Native or Bilingual)
Spanish (Limited Working)
Italian (Elementary)

Zander Geronimos

Head Of Strategic Partnerships and Business Development at MetaProp.vc
West Palm Beach, Florida, United States

Experience

MetaProp.vc

Head Of Strategic Partnerships and Business Development
January 2020 - Present (2 years 11 months)
Greater New York City Area

UVA Center for Real Estate and the Built Environment

Advisory Board Member
August 2022 - Present (4 months)

Sugar

Board Advisor
August 2022 - Present (4 months)

Fresh Bread News

Board Advisor
June 2022 - Present (6 months)
New York, United States

Motive Digital Inc.

Board Advisor
April 2021 - Present (1 year 8 months)

Neutrl

Angel Investor
September 2021 - Present (1 year 3 months)

University of Virginia

Guest Lecturer, Real Estate + PropTech
March 2018 - Present (4 years 9 months)

University of Virginia Alumni in Real Estate

Founder
June 2017 - Present (5 years 6 months)

VTS, Inc.

3 years 10 months

Senior Solutions Engineer

March 2019 - January 2020 (11 months)

Greater New York City Area

Solutions Engineer

September 2017 - March 2019 (1 year 7 months)

Greater New York City Area

Strategic Analyst

February 2017 - September 2017 (8 months)

Greater New York City Area

Business Development

April 2016 - February 2017 (11 months)

Greater New York City Area

Doppio

Manager

February 2013 - February 2018 (5 years 1 month)

SmartRoom

Account Executive

March 2015 - March 2016 (1 year 1 month)

Harbour Square Capital Management

Research Analyst

June 2014 - February 2015 (9 months)

Stamford, CT

Analyzed the fundamental drivers of the supply & demand of energy and real estate to inform the build of operational models.

Greenwich Associates

Investment Management Summer Associate

June 2013 - August 2013 (3 months)

Stamford, CT

Developed a new measurement method of clients that established a benchmark for customer success. On a day to day basis, I increased the accuracy of proprietary research platform through data analysis and

due diligence. I was also apart of the independent research group that interviewed clients with regards to current fee structures. I was able to present recommendations of my research reports to senior directors in weekly meetings as well as maintain open communication with global offices.

SMU Dedman School of Law
Student Assistant
October 2011 - May 2012 (8 months)
Dallas/Fort Worth Area

Conducted research on Alumni and update databases accordingly. Our team was also utilized to coordinate alumni events of reunions and fundraisers, as well as supporting events for the Law school.

Education

University of Virginia
BS, Business/Commerce, General · (2012 - 2014)

Southern Methodist University - Cox School of Business
Bachelor of Business Administration (BBA), Finance, General · (2010 - 2012)

Greenwich High School
· (2007 - 2010)